First Commonwealth Financial Corporation and Subsidiaries   **EXHIBIT 12.1**
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	For the Six Months Ended June 30,		For the Years Ended December 31,				
	2015	**2014**	**2014**	**2013**	**2012**	**2011**	**2010**
Earnings:							
Income before income taxes	$ 39,395	$ 34,065	$ 62,133	$ 56,763	$ 56,612	$ 14,894	$ 23,217
Fixed charges, excluding interest on deposits	3,817	2,924	6,347	6,405	8,997	8,497	12,068
Subtotal	43,212	36,989	68,480	63,168	65,609	23,391	35,285
Interest on deposits	4,030	6,923	12,453	15,596	21,454	33,496	49,845
Total	$ 47,242	$ 43,912	$ 80,933	$ 78,764	$ 87,063	$ 56,887	$ 85,130
Fixed charges:							
Interest on borrowed funds	$ 3,663	$ 2,775	$ 6,048	$ 6,111	$ 8,692	$ 8,182	$ 11,754
Interest component of rental expense	154	149	299	294	305	315	314
Subtotal	3,817	2,924	6,347	6,405	8,997	8,497	12,068
Interest on deposits	4,030	6,923	12,453	15,596	21,454	33,496	49,845
Total	$ 7,847	$ 9,847	$ 18,800	$ 22,001	$ 30,451	$ 41,993	$ 61,913
Ratio of earnings to fixed charges:							
Excluding interest on deposits	11.32	12.65	10.79	9.86	7.29	2.75	2.92
Including interest on deposits	6.02	4.46	4.30	3.58	2.86	1.35	1.37